Points Introduces the Points Loyalty Wallet, Redesigned Points.com Site

The Points Loyalty Wallet will enable partners and developers to integrate loyalty into apps and sites to interact and engage with consumers in new, relevant ways.

TORONTO, Sept. 08, 2015 — Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, announced today a redesigned Points.com, now the Points Loyalty Wallet, which allows users to track, manage and access multiple loyalty rewards programs wherever they are.

The Points Loyalty Wallet is a set of platform capabilities accessible via APIs that allow loyalty programs, merchants and other interested businesses to embed balance tracking and loyalty commerce transactions into their product offerings whether on the web or in an app. Through Points’ global network of merchants, apps and loyalty partners, the newly launched wallet will seamlessly integrate loyalty into everyday transactions, delivering personalized, relevant value to hundreds of millions of consumers and connect loyalty programs to their members like never before.

“When founding this company, we set out on a mission to make the world’s loyalty programs more valuable and engaging and the Points Loyalty Wallet is a critical part of that vision,” said Christopher Barnard, president and co-founder of Points. “One great example of an exciting opportunity will be the introduction of loyalty into mobile digital wallets - not only will loyalty information always be accessible at a consumer’s fingertips but developers will also be able to seamlessly integrate new ways for consumers to earn or burn their favorite loyalty program currency. For our participating loyalty partners this will mean greater distribution and more opportunities for engaging their members.”

For the first time ever, consumers will be able to interact with their favorite loyalty programs inside the apps and sites they’re already using, which will enable participating loyalty programs to engage with members through new and highly relevant channels.

“The redesigned Points.com is a representation of the robust functionality that’s possible when combining our Loyalty Commerce Platform with our Loyalty Wallet APIs,” said Barnard. “Not only are we providing the tools for loyalty partners, developers and merchants to easily integrate loyalty into their products, but we’re also committed to helping them deliver an exceptional user experience.”

As developers and loyalty partners implement the Loyalty Wallet APIs, integrating loyalty into their apps and sites, the redesigned Points.com will act as a central hub for consumers to manage their loyalty program participation across the entire network of Wallet partners.

Points’ Loyalty Commerce Platform is a world leading open e-commerce platform that offers transaction-level opportunities to power products and services that allow loyalty programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the newly launched Points Loyalty Wallet offers developers from any size organization the ability to integrate sanctioned transaction-level access into dozens of loyalty programs representing hundreds of millions of consumers.

To learn more about the Points Loyalty Wallet, visit Points.com/company.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Contact

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400